EXHIBIT 99.1

Interim Condensed Consolidated Financial Statements

March 31, 2012

(Expressed in U.S. dollars)

(Unaudited)

Loncor Resources Inc.
Interim Condensed Consolidated Financial Statements
March 31, 2012

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three months ended March 31, 2012 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	4

Interim Condensed Consolidated Statements of Comprehensive Loss	5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	8

2. Basis of Preparation	8

3. Summary of Significant Accounting Policies	8

4. Related party transactions	9

5. Property, Plant and Equipment	10

6. Exploration and Evaluation Assets	11

7. Intangible Assets	11

8. Segmented Reporting	11

9. Share Capital	12

10. Share-Based Payments	14

11. Commitments	16

12. Financial risk management objectives and policies	16

13. Supplemental cash flow information	18

14. Employee retention allowance	18

Loncor Resources Inc.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in U.S. dollars - unaudited)

	Notes	March 31, 2012	December 31, 2011
		$	$
Assets
Current Assets
Cash and cash equivalents		10,968,341	14,667,658
Advances receivable		394,961	130,441
Prepaid expenses and deposits		111,397	132,593
Total Current Assets		11,474,699	14,930,692

Non-Current Assets
Property, plant and equipment	5	787,763	778,955
Exploration and evaluation assets	6	35,374,845	30,090,363
Intangibles	7	1	1
Total Non-Current Assets		36,162,609	30,869,319

Total Assets		47,637,308	45,800,011

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		769,372	238,327
Accrued liabilities		110,030	152,907
Due to related parties	4	142,547	152,833
Employee retention allowance	14	373,827	335,720
Total Current Liabilities		1,395,776	879,787

Common share purchase warrants	9b	160,399	826,862
Deferred taxes		757,815	757,815
Total Liabilities		2,313,990	2,464,464

Commitments	11

Shareholders' Equity
Share capital	9	61,852,441	60,044,719
Contributed surplus		6,949,481	6,756,090
Deficit		(23,478,604)	(23,465,262)
Total Shareholders' Equity		45,323,318	43,335,547
Total Liabilities and Shareholders' Equity		47,637,308	45,800,011

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	59,344,732	58,172,735

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
Interim Condensed Consolidated Statements of Comprehensive Loss
(Expressed in U.S. dollars - unaudited)

		For the three months ended
	Notes	March 31, 2012	March 31, 2011
		$	$
Expenses
Consulting, management and professional fees		161,439	716,162
Employee benefits		239,611	183,410
Office and sundry		121,904	85,300
Compensation expense-share-based payment	10	159,825	556,839
Travel and promotion		75,957	136,769
Depreciation		3,131	3,517
Interest and bank expenses		361	136
Foreign exchange gain		(118,247)	(267,075)
		(643,981)	(1,415,058)
Interest income		22,773	29,574
Gain (loss) on derivative financial instruments	9b	607,866	(753,362)

Loss for the period		(13,342)	(2,138,846)

Comprehensive loss for the period		(13,342)	(2,138,846)

Loss per share, basic and diluted		(0.00)	(0.04)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in U.S dollars - unaudited)

		Common shares				Total
	Notes	Number of shares	Amount	Contributed Surplus	Deficit	Shareholders' equity
Balance at January 1, 2011		47,417,745	37,035,494	3,421,685	(23,998,422)	16,458,757

Income for the period		-	-	-	533,160	533,160
Issued share capital		10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,444,127)	-	-	(1,444,127)
Compensation option exercises		343,994	596,614	(383,990)	-	212,624
Warrants issued		-	(835,811)	835,811	-	-
Share based compensation		-	-	2,882,584	-	2,882,584
Warrants exercised		210,996	533,187	-	-	533,187
Balance at December 31, 2011		58,172,735	$60,044,719	$6,756,090	$(23,465,262)	$43,335,547

Loss for the period		-	-	-	(13,342)	(13,342)
Refund of Issuance costs		-	7,510	-	-	7,510
Compensation option exercises	9b	47,998	100,531	(41,699)	-	58,832
Warrants issued		-	-	-	-	-
Share based compensation	10	-	-	235,090	-	235,090
Warrants exercised	9b	1,123,999	1,699,681	-	-	1,699,681
Balance at March 31, 2012		59,344,732	$61,852,441	$6,949,481	$(23,478,604)	$45,323,318

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in U.S dollars - unaudited)

		For the three months ended
	Notes	March 31, 2012	March 31, 2011
		$	$

Cash flows from operating activities
Loss for the period		(13,342)	(2,138,846)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		3,131	3,517
Share-based payments - employee compensation		159,825	556,839
Share-based payments - consultant fees		10,664	516,847
Employee retention allowance		17,607	25,609
(Gain) loss on derivative financial instruments		(607,866)	753,362
Changes in non-cash working capital
Advances receivable		(264,520)	(868)
Prepaid expenses and deposits		21,196	(139,505)
Due from related parties		-	1,040
Accounts payable		531,050	616,399
Accrued liabilities		(42,877)	(56,794)
Net cash used in operating activities		(185,132)	137,600

Cash flows from investing activities
Acquisition of property, plant, and equipment		(86,349)	(259,854)
Expenditures on exploration and evaluation assets		(5,124,974)	(3,862,278)
Net cash used in investing activities		(5,211,323)	(4,122,132)

Cash flows from financing activities
Proceeds from share issuance, refund of issuance costs		7,510	22,716,863
Repayment of notes		-	-
Due to related parties		(10,286)	13,120
Proceeds from exercise of compensation options		64,571	-
Proceeds from exercise of warrants		1,635,343	94,963
Net cash provided from financing activities		1,697,138	22,824,946

Net increase (decrease) in cash during the period		(3,699,317)	18,840,414
Cash and cash equivalents, beginning of the period		14,667,658	10,449,774
Cash and cash equivalents, end of the period		10,968,341	29,290,188

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2012 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl and in the U.S., Nevada Bob’s International Inc., respectively.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the TSX Venture Exchange and on the NYSE Amex LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2012, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2011. The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

4.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), and the Chief Financial Officer. The remuneration of the key management of the Company as defined above, during the three-month periods ended March 31, 2012 and 2011 was as follows:

	Three Months Ended
	March 31,	March 31,
	2012	2011
Salaries	$225,815	$166,237
Employee retention allowance	$15,786	$10,570
Compensation expense-share-based payments	$104,569	$1,224,311
	$346,170	$1,401,118

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

b)	Other Related Parties

As at March 31, 2012, an amount of $142,547 was due to related companies with common directors related to common expenses in the Congo (March 31, 2011 - $131,885). In addition, as at March 31, 2012, an amount of $nil was due from a company with common directors (March 31, 2011 - $1,306).

	March 31,	March 31,
	2012	2011
	$	$
Due from related parties	-	1,306
Due to related party	142,547	131,885

5.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Total
		$	$	$	$	$
Cost
Balance at December 31, 2010		96,525	124,708	275,967	271,854	769,054
Additions		55,101	87,504	124,274	231,985	498,864
Balance at December 31, 2011		151,626	212,212	400,241	503,839	1,267,918
Additions		2,056	7,996	-	76,295	86,347
Balance at March 31, 2012		153,682	220,208	400,241	580,134	1,354,265

Accumulated Depreciation
Balance at December 31, 2010		91,835	22,240	53,756	52,523	220,354
Depreciation for the year		11,091	50,099	96,118	111,301	268,609
Balance at December 31, 2011		102,926	72,339	149,874	163,824	488,963
Depreciation for the period		2,537	13,729	25,015	36,258	77,539
Balance at March 31, 2012		105,463	86,068	174,889	200,082	566,502

Carrying amounts
Balance at December 31, 2010		4,690	102,468	222,211	219,331	548,700
Balance at December 31, 2011		48,700	139,873	250,367	340,015	778,955
Balance at March 31, 2012		48,219	134,140	225,352	380,052	787,763

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

6.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at December 31, 2010	$5,379,726	$7,128,067	$12,507,793
Additions	2,066,984	15,365,586	17,432,570
Impairment loss			-
Balance at December 31, 2011	7,446,710	22,493,653	29,940,363
Additions	654,936	4,629,546	5,284,482
Balance at March 31, 2012	$8,101,646	$27,123,199	$35,224,845

There is $150,000 of intangible exploration and evaluation expenditures as at January 1, 2010. The intangibles have not been included in the table above. There have not been any additions or disposals since January 1, 2010.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 56 exploration permits totaling 17,760 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project is located within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project relates to an area covering 2,087 square kilometres of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

7.	Intangible Assets

The Company’s intangible assets include licenses and rights related to the Company’s previous business. Based on management’s assessment, these intangible assets have been valued at $1 as their fair market value is nominal.

8.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

March 31, 2012
	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$737,043	-	$35,374,845
Canada	$50,720	$1	-
	$787,763	$1	$35,374,845

December 31, 2011
	Property, plant		Exploration and
	and equipment	Intangible assets	evaluation
Congo	$725,104	-	$30,090,363
Canada	$53,851	$1	-
	$778,955	$1	$30,090,363

9.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

During the three-month period ended March 31, 2012, a total of 47,998 compensation options (each of which entitled the holder to purchase one common share and one-half of one warrant of the Company) were exercised, resulting in gross proceeds of $64,571. As well, during the three-month ended March 31, 2012, a total of 1,123,999 warrants were exercised, resulting in gross proceeds of $1,635,343.

As of March 31, 2012, the Company had issued and outstanding 59,344,732 common shares (December 31, 2011 – 58,172,735) and no preference shares issued and outstanding.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

b)	Common share purchase warrants

At March 31, 2012, the Company had outstanding 1,000,000 (December 31, 2011 – 4,693,250) common share purchase warrants. There were 1,123,999 warrants exercised (including 48,999 agent’s warrants, which had been acquired pursuant to compensation option exercises) and 2,593,250 warrants expired during the three month period ended March 31, 2012 (three month period ended March 31, 2011 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their currency differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported in the consolidated statement of comprehensive loss. The following table summarizes the Company’s common share purchase warrants outstanding as at March 31, 2012:

			Granted				Exercise	Exercise		Remaining
			during			Closing	Price	period		contractual life
	Date of Grant	Opening Balance	period	Exercised	Expired	Balance	(Cdn$)	(months)	Expiry Date	(months)
	18/02/2010	3,668,250	-	1,075,000	2,593,250	-	$1.45	24	18/02/2012	0.0
	16/12/2010	1,000,000	-	-	-	1,000,000	$2.30	24	16/12/2012	8.7
(1)	21/04/2011	25,000	23,999	48,999	-	-	$1.45	10	18/02/2012	0.0
		4,693,250	23,999	1,123,999	2,593,250	1,000,000

(1)	These agents warrants were issued pursuant to the exercise of compensation options.

The following table summarizes the Company’s common share purchase warrants outstanding as at March 31, 2011:

		Granted				Exercise	Exercise		Remaining
Date of Grant	Opening Balance	during	Exercised	Expired	Closing Balance	Price	period	Expiry Date	contractual
18/02/2010	3,683,250	-	15,000	-	3,668,250	$1.45	24	18/02/2012	10.8
16/12/2010	1,000,000	-	-	-	1,000,000	$2.30	24	16/12/2012	20.9
	4,683,250	-	15,000	-	4,668,250

The value of the warrants was calculated using the Black-Scholes model and the assumptions were as follows:

	March 31, 2012	December 31, 2011
Risk free interest rate	1.03%	1.54% - 1.76%
Expected life	0.07 years	1 to 2 years
Annualized volatility	136.34%	134.02% - 156.56%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.24	$0.90 - $1.40

In addition, as part of the February 2011 brokered private placement completed by the Company, the Company issued to the underwriters 510,000 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$2.35 until February 1, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

During the three month period ended ended March 31, 2012, the Company recorded a gain on derivative financial instruments of $607,866 (three month period ended March 31, 2011 - ($753,362)).

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three month period ended March 31, 2012, amounting to 58,759,293 (three month period ended March 31, 2011 – 54,120,667) common shares. The diluted weighted average number of common shares outstanding for the period ended March 31, 2012 is 59,421,535 (year ended March 31, 2011 – 57,390,215) common shares. As at March 31, 2012, 2,510,000 common shares related to options and warrants were anti-dilutive.

10.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the three month period ended March 31, 2012:

Exercise Price Range		During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,405,000	-	-	-	-	3,405,000	2.62	3,405,000	-
1.26 - 1.80	-	110,000	-	-	-	110,000	4.78	-	110,000
2.45 - 2.69	1,465,000	-	-	-	-	1,465,000	3.35	707,500	757,500
2.70 - 3.25	75,000	-	-	-	-	75,000	3.92	37,500	37,500
	4,945,000	110,000	-	-	-	5,055,000	2.90	4,150,000	905,000
Weighted Average Exercise Price (Cdn$)	1.65	1.80	-	-	-	1.65	-	1.44	2.59

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

For the three month period ended March 31, 2011:

Exercise Price Range		During the Period				Closing	Weighted average remaining contractual	Vested &
(Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.00 - 1.25	3,465,000	-	-	-	-	3,465,000	3.75	2,191,250	1,273,750
2.45 - 2.69	-	1,385,000	-	-	-	1,385,000	4.80	-	1,385,000
2.70 - 3.25	-	75,000	-	-	-	75,000	4.92	-	75,000
	3,465,000	1,460,000	-	-	-	4,925,000	-	2,191,250	2,733,750
Weighted Average Exercise Price (Cdn$)	4.33	2.70	-	-	-	1.62	-	1.18	1.98

The assessed fair value at grant date of options granted during the three month period ended March 31, 2012 was a weighted average Cdn$1.14 per option (three month period ended March 31, 2011 - Cdn$1.24). The weighted average fair value of stock options issued and outstanding was estimated at Cdn$1.25 per stock option at the grant date (three month period ended March 31, 2011 – Cdn$1.24).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the three month period ended March 31, 2012 and March 31, 2011 included:

Three month period ended.	March 31, 2012	March 31, 2011
Risk free interest rate	1.00%	1.91% - 2.18%
Expected life	3 years	3 years
Annualized volatility	104.54%	101.78% - 115.19%
Dividend yield	0%	0%
Forfeiture rate	2%	2%
Grant date fair value (Cdn$)	$1.14	$1.69 - $2.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three month period ended March 31, 2012, the Company recognized in the statement of comprehensive loss as an expense $159,825 (three-month period ended March 31, 2011– $ 556,839) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $64,601 for the three month period ended March 31, 2012 ( three month period ended March 31, 2011– $243,470) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three month period ended March 31, 2012, $10,676 (March 31, 2011 -$516,847) was recorded as a consulting expense with respect to stock options granted to consultants.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

11.	Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at March 31, 2012 are as follows:

2012	$211,944
2013	52,927
2014	52,927
2015	35,285
$353,083

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

12.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at March 31, 2012.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	2012	2011
	Canadian	Canadian
	dollar	dollar
Cash and cash equivalents	7,693,333	11,565,221
Due from/to related parties	-	1,266
Prepaid expenses	54,304	28,118
Accounts payable and accrued liabilities	164,601	(191,442)
Employee retention allowance	114,622	(49,081)
Total foreign currency financial assets and liabilities	8,026,860	11,354,082
Foreign exchange rate at March 31, 2012	0.9988	1.0314
Total foreign currency financial assets and liabilities in US $	8,017,228	11,710,600
Impact of a 10% strengthening of the US $ on net loss	801,723	1,171,060

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2012 and December 31, 2011 is as follows:

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$10,968,341	$14,667,658
Advances receivable	$394,961	$130,441
	$11,363,302	$14,798,099

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets. All financial obligations, of the Company including accounts payable of $769,372, accrued liabilities of $110,030, and due to related parties of $142,547 are due within one year.

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$10,968,341	$14,667,658
Share capital	$(61,852,441)	$(60,044,719)
Deficit	$(23,478,604)	$(23,465,262)
	$(74,362,704)	$(68,842,323)

13.	Supplemental cash flow information

During the year indicated the Company undertook the following significant non-cash transactions:

For the three-month periods ended
		March 31,	March 31,
	Note	2012	2011

Depreciation included in exploration and evaluation assets	6	$74,409	$54,269
Stock-based compensation included in exploration and evaluation assets	6	$64,601	$249,951
Employee retention allowance	14	$20,500	$18,530

14.	employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at March 31, 2012, the Company had accrued a liability of $373,827 (December 31, 2011 - $335,720).

Loncor Resources Inc.
Notes to Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The following table summarizes information about changes to the Company’s employee retention allowance during the three-month period ended March 31, 2012.

$
Balance at December 31, 2010	$210,036
Additions	147,742
Paid to employees	(22,058)
Balance at December 31, 2011	335,720
Additions	38,107
Paid to employees	-
Balance at March 31, 2012	373,827

Page 19 of 19